

May 11, 2007

Room 7010

Charles J. Daley, Jr.
Chief Financial Officer, Senior Vice President and Treasurer
Legg Mason, Inc.
100 Light Street
Baltimore, MD 21202

   Re: Legg Mason, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2006
      Forms 10-Q for the Fiscal Quarters Ended December 31, 2006
      File No. 001-08529

Dear Mr. Daley:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Branch Chief